February 18, 2011

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:      Jim B. Rosenberg

Mary Mast

Vanessa Robertson

Re:                             Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 000-50791

Dear Mr. Rosenberg, Ms. Mast and Ms. Robertson:

We are writing in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 8, 2011 (the “Oral Comments”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) of Senomyx, Inc. (the “Company”) and the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2010 (the “2010 Form 10-Q”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the 2010 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K or the 2010 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment and Company Response

Form 10-K for the fiscal year ended December 31, 2009

Notes to Financial Statements

4. Product Discovery and Development Collaborations, page 68

1.                                      Please refer to your response to comment one and your revised disclosures.  In the last paragraph of footnote 4 on page 72 of the 2009 10-K you state that revenues from the above listed collaboration agreements represent the entire amount of development revenue

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recognized during the periods presented.  Please revise your proposed disclosure to clarify that footnote 4 only discloses the amounts recognized for the individually significant collaboration agreements and does not represent the entire amount of development revenue recognized during the periods presented.

With respect to the Staff’s request that we revise our disclosure to clarify that footnote 4 only discloses the amounts recognized for the individually significant collaboration agreements and does not represent the entire amount of development revenue recognized during the periods presented, the  Company intends to revise its disclosure under Note 4 to include such clarification by adding disclosure substantially in the form set forth on Exhibit A attached hereto to the disclosures provided in the Company’s response letter dated December 17, 2010.  The collective disclosures under Note 4, as revised here, will be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Form 10-K.

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/S/ David B. Berger

David B. Berger

Vice President, General Counsel and Corporate Secretary

cc:                                 Kent Snyder, Chairman and Chief Executive Officer
Antony Rogers, Vice President and Chief Financial Officer
Thomas A. Coll, Cooley LLP
Charles J. Bair, Cooley LLP

Exhibit A

Proposed Additional Language for Note 4 of the Form 10-K for the Fiscal Year Ended December 31, 2010

This footnote only discloses amounts recognized for individually material collaboration agreements during 2010, 2009 and 2008, and does not represent the entire amount of development and commercial revenues recognized during those periods.